DEREK OIL AND GAS CORPORATION

FORM 51-901F - FOR THE YEAR ENDED APRIL 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the "Company", or "Derek") is pleased to present to its shareholders a summary of the Company's activities for the year ended April 30, 2004, and any other pertinent events subsequent to that date up to and including August 10, 2004.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally, accepted accounting principles. All amounts are expressed in Canadian dollars otherwise indicated.

The Company is a "reporting" company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol "DRK". The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming oil project-LAK Ranch.

1.2 OVERALL PERFORMANCE

During the last fiscal year the Company was successful in advancing the LAK Ranch Project by bringing in two partners. Firstly, SEC Oil and Gas Partnership ("SEC"), agreed to fund $600,000 of operating costs in return for a 5% working interest in LAK Ranch. Secondly, Ivanhoe Energy Inc. ("Ivanhoe") agreed to fund $5,000,000 of capital expenditure to earn a 60% working interest in the project. Under this arrangement, Ivanhoe must fund an initial pilot stage over the next calendar year and then decide whether to proceed to a stage 1development phase. Should Ivanhoe decide not to proceed past the pilot phase, their interest reverts to a 15% working interest and Derek becomes operator. Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all existing notes payable and put Derek on stable financial footing. For example, working capital as at April 30, 2004 was in excess of $400,000 versus a working capital deficit of about $1,500,000 in the prior year.

At this time our Company is in a healthy financial condition with a working capital surplus in excess of $500,000. With LAK Ranch production forecast in 2005, management anticipates achieving positive cash flow in the next year or by the first quarter of fiscal 2006.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil. These factors are beyond the control of the Company.

1.3 SELECTED ANNUAL INFORMATION

	April 30, 2004	April 30, 2003	April 30, 2002
Total Income	$ 41,222	$61,049	$1,024
Net Loss	$1,611,115	$522,877	$1,062,580
Net Loss per share	$(0.06)	$(0.04)	$(0.11)
Net Loss per share fully diluted	$(0.06)	$(0.04)	$(0.11)
Total Assets	$14,654,434	$14,324,348	$14,012,260
Total Long-term liabilities	$nil	$nil	$nil
Cash dividends per share	$nil	$nil	$nil

The accounts of the Company for all of the periods were prepared in accordance with Canadian Generally Accepted Accounting Principles. The increase in total assets and the net loss for the year reflect the increased activity of the Company as it began to actively develop LAK Ranch.

A significant change in accounting policy occurred in fiscal 2004, the expensing of stock options. This generates a larger "Net Loss per Share" figure in 2004 than would have been recorded under the preceding years accounting policies. Almost 40% of the overall loss in the current year, was from the recognition of a stock option compensation expense of $631,956 (2003 – $ Nil), a non-cash item, under the new accounting policy.

1.4 RESULTS OF OPERATIONS

The following is a summary of the LAK Ranch Project Derek is currently working on:

The current pilot phase is schedule to continue until June 2005. During this phase, Ivanhoe will:

-conduct both cycle and continuous steam injection tests of the existing horizontal producing well, and
-acquire and process a high-resolution 3-D seismic survey.

To date one cycle of steaming has been completed and a second cycle started. The reservoir response in terms of temperature and pressure has been excellent and the information gathered will be used with the 3-D seismic data to delineate the location of future production wells.

Continuous steaming is scheduled to begin once five vertical slim injection wells have been drilled. The location of these wells will be determined by the results of the second, currently ongoing, cycle of steaming.

The 3-D seismic survey is scheduled for the late fall so as to provide minimal disruption to the sites ranching activities. Ivanhoe's cost of the seismic survey is currently budgeted at US$900,000 (originally US$ 500,000).

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase. This stage is scheduled to last from July 1, 2005 to June 30, 2007. It will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage is budgeted at US$5.8 million with Ivanhoe responsible for the first US$3.9 million and all participating parties responsible for their working interest share of the balance. Derek's current budgeted portion of these fiscal 2006 costs is estimated to be US$ 665,000 and could be funded from projected LAK Ranch cash flow.

Should Ivanhoe elect not to proceed with the Stage One, their working interest dilutes to 15% and Derek would become operator.

In addition to the capital expenditures denoted above, each participant in the project is responsible for its share of the ongoing operating costs. Derek budgeted operating costs for the balance of the pilot phase are US$585,000 and are budgeted to be paid from project cash flow.

1.5 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	4/30/04	01/31/04	10/31/03	7/31/03	4/30/04	01/31/03	10/31/02	6/30/03
Total Income	(244,387)	100,937	177,386	2,786	(33,511)	41,049	2,269	2,786
Net Income (Loss)	$(1,144,521)	$(90,824)	$(1,136)	$(109,316)	$(148,950)	$(90,824)	$(183,655)	$(109,316)
Net Income (Loss) per share.	$(0.06)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Variances in total revenue from quarter to quarter is caused by:

- An error occurred in the accounting for the repayment of debt instruments that had a convertibility feature. The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as revenue in the quarters ending October 31 and January 31. These differences were reclassified to retained earnings in the quarters ended April 30. This results in the negative income reported for the three-month periods ended April 30, 2004. A similar error correction resulted in the negative revenue reported the April 30, 2003 quarter.

Variances in Net Income (Loss) from quarter to quarter is caused by:

- the change in income from the error adjustments mentioned above,
- the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004,
- a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,

- the quarters ended April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,
- legal expenses were higher for all quarters in fiscal 2004 as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,
- the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,
- consulting and management fees were higher in the quarters ending January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and
- office administration costs increased as staff was increased during the fiscal 2004 year.

1.6 LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $500,000. As additional sources of capital, the Company also has 3,010,000 options and 3,379,999 warrants outstanding at exercise prices ranging from $0.15 to $0.90. This gives Derek greater flexibility on the timing for any further financing from the public markets.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000.

The Company's current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	35-60 % Derek, 10% SEC, and balance to Ivanhoe	$1,950,000
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-60% Derek, 5% SEC and balance to Ivanhoe	$900,000
Total net budgeted cash flow	$nil	$1,050,000

The total of all budgeted amounts for property development and required operating cost commitments is $900,000. When added to budgeted administrative costs of $900,000 this gives a total budgeted costs for the next year of approximately 1,800,000 and budgeted revenue from LAK Ranch is approximately $1,950,000, giving Derek a positive net budgeted cash flow of about $150,000 to April 30, 2005.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 130 Bpd in 2004 and 290 Bpd in 2005. LAK Ranch is in a pilot phase as no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase

The Company has no debt instruments at this time and all the Company's funds are unencumbered and available for use as working capital.

1.7 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

1.8 RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month. Payments under this contract were voluntarily reduced to $5,000 per month until October 2003.

The Company has an ongoing contract with an officer of the Company that he be paid $3,500.00 per month.

There are no other related party contracts.

1.9 FOURTH QUARTER

See 1.5 Summary of Quarterly Results.

1.10 FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have a hedge or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

1.11 CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 75-96%.

We have also estimated that the value of Derek's 60% holding in LAK does met or exceed its historical carrying value of $13,814,938. This implies a net realizable value of LAK Ranch of about $23 million. As this value is below the 15 % net present value ascribed the project by the Company's independent 51-101 report management is confident in the valuation at this time. This report uses the following estimates: oil price range of US$28-35 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-12 per barrel.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown ($13,814,938) represents net costs to date, less amounts depleted or written off, and do not necessarily represent present or future values.

1.12 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method. Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Additional information, including Derek's Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company's web site at www.derekoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

Schedule of Deferred Development Costs

	April 31, 2004	April 30, 2003
LAK RANCH PROJECT		
Opening balance	36,588	32,646
Acquisition costs	(130,635)	3,942
Closing balance	(94,045)	36,588
Exploration and development costs		
Opening balance	14,180,428	13,881,398
Surface preparation and construction	22,236	9,317
Field house, water and power	113,713	-
Professional engineering	58,430	-
General repairs and maintenance	10,035	-
Travel and vehicle	(8,453)	-
Field site insurance	27,018	-
Direct administration	5,939	10,400
Deferred costs	109,554	250,563
Direct wages	51,684	28,750
Less:		
SEC Limited Partnership Costs	(661,601)	-
Closing balance	13,908,983	14,180,428
Total	**13,814,938**	**14,217,018**

The overall decrease in capitalized expenditures results from the contributions of SEC Limited Partnership and Ivanhoe Energy to the project. The result of these two farm out deals lead to an overall reduction of costs incurred by Derek. The costs incurred in 2004 reflect the restarting of the pilot phase of the project, so costs such as water and power, engineering, and insurance are greater than in 2003 when the project was inactive. The negative cost reflected in travel and vehicles reflects the sale of one of Derek's two vehicles on site. With Ivanhoe now operating the vehicle was redundant and therefore was sold.

Schedule of General and Administrative Expenses

	April 30, 2004	April 30, 2003
Accounting audit and legal	160,739	64,553
Accretion of notes payable	6,522	250,000
Consulting and management fees	170,979	116,752
Cost Recoveries	-	(84,105)
Foreign exchange (gain)	(17,863)	(74,293)
Interest Expense	51,688	106,277
Office administration and other	274,459	131,762
Shareholders' information and travel	289,584	40,310
Stock exchange and filing fees	29,153	22,660
Stock option expense	631,956	-
Transfer agent fees	9,398	10,010
Total	1,606,615	583,926

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	30,654,627
Options outstanding	3,010,000
Warrants outstanding	4,733,941
Fully diluted share capital	38,398,568